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                                                                                     EXHIBIT 12

                             KENTUCKY POWER COMPANY
                       Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
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                                                              Year Ended December 31,
                                                  1997       1998      1999      2000      2001
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . .  $14,867    $13,936   $12,712   $ 9,503  $ 6,178
  Interest on Other Long-term Debt . . . . . .    8,597     12,188    13,525    16,367   18,300
  Interest on Short-term Debt. . . . . . . . .    3,034      2,455     2,552     3,295    2,329
  Miscellaneous Interest Charges . . . . . . .      559        634       869     2,523    1,059
  Estimated Interest Element in Lease Rentals.    1,700      1,500     1,200     1,700    1,200
       Total Fixed Charges . . . . . . . . . .  $28,757    $30,713   $30,858   $33,388  $29,066

Earnings:
  Net Income . . . . . . . . . . . . . . . . .  $20,746    $21,676   $25,430   $20,763  $21,565
  Plus Federal Income Taxes. . . . . . . . . .    9,415      9,785    12,993    17,884    9,553
  Plus State Income Taxes. . . . . . . . . . .    2,190      2,096     2,784     2,457      489
  Plus Fixed Charges (as above). . . . . . . .   28,757     30,713    30,858    33,388   29,066
       Total Earnings. . . . . . . . . . . . .  $61,108    $64,270   $72,065   $74,492  $60,673

Ratio of Earnings to Fixed Charges . . . . . .     2.12       2.09      2.33      2.23     2.09
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